SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

*********************

press release

20 May 2011

BP ANNOUNCES SETTLEMENT WITH MOEX/MITSUI
OF CLAIMS BETWEEN THE COMPANIES RELATED
TO THE DEEPWATER HORIZON ACCIDENT

BP today announced that it has reached agreement with MOEX Offshore 2007 LLC ("MOEX") and its affiliates, Mitsui Oil Exploration Co., Ltd. and MOEX USA Corporation to settle all claims between the companies related to the Deepwater Horizon accident. MOEX - which had a ten per cent interest in the Macondo well - has joined BP in recognising and acknowledging the findings by the Presidential Commission that the accident was the result of a number of separate risk factors, oversights and outright mistakes by multiple parties and a number of causes. Like BP, MOEX Offshore has also recognised and acknowledged the conclusions of the United States Coast Guard that, among other things, the safety management systems of both Transocean and its Deepwater Horizon rig had significant deficiencies that rendered them ineffective in preventing the accident. MOEX has concluded that entering into a settlement with BP is in its best interest. The agreement is not an admission of liability by any party regarding the accident.

Under the settlement agreement, MOEX USA Corporation, the parent company of MOEX Offshore 2007, will pay BP $ 1.065 billion. BP will immediately apply the payment to the $20 billion trust it established to meet individual, business and government claims, as well as the cost of the Natural Resource Damages.

The parties have also agreed to mutual releases of claims against each other. BP has agreed to indemnify MOEX for compensatory claims arising from the accident. BP's indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

"This settlement is an important step forward for BP and the Gulf communities," said BP group chief executive Bob Dudley. "MOEX is the first company to join BP in helping to meet our shared responsibilities in the Gulf, and Mitsui, through MOEX USA Corporation, is showing great corporate citizenship in standing behind its affiliate and making a contribution to meet the costs of this tragic accident. We call on the other parties involved in the Macondo well to follow the lead of the MOEX and Mitsui parties."

BP and the Mitsui group are committed to enhancing their business relationship globally now that the issues surrounding the Macondo well have been resolved between the two companies.

Today's settlement is the most recent step BP has taken to raise funds to help BP meet its commitments in the Gulf of Mexico. BP has so far concluded agreements for asset divestments totalling approximately $25 billion, and has recently announced that it will also divest a number of operated oil and gas fields in the UK and two of its US refineries - Texas City and Carson - along with their associated marketing interests.

BP is also working to ensure that the other parties involved in the Macondo well - notably, Transocean, which owned and operated the Deepwater Horizon rig; Halliburton, which designed and pumped the unstable cement that the Presidential Commission found was a key cause of the accident; and Anadarko, which owned 25 per cent of the project - contribute appropriately. From the outset, BP has committed to paying all legitimate claims and fulfilling its obligations to the Gulf communities under the Oil Pollution Act. To date, BP has paid nearly $6 billion in claims.

Further information:

BP press office, London: +44 (0)20 7496 4076; bppress@bp.com
BP press office, US: +1 (630) 420-4990; uspress@bp.com

-- ENDS --

**********************

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 May 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary